     April 16, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                    Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Amendment No. 1 to the Registration Statement on Form S-3 filed March 21, 2008 (File No. 333-149855)

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-149855) (the “Registration Statement”), originally filed with the Commission on March 21, 2008. Amendment No. 1 responds to the comments received from the Commission’s staff (the “Staff”) by letter dated March 27, 2008 (the “Comment Letter”) with respect to the Registration Statement.

We supplementally advise the Staff that the Company has increased the number of shares of common stock to be registered in Amendment No. 1, reflecting a correction to the calculation of shares which the Company agreed to register. The Company has also made the corresponding increase in registration fee.

For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter), and the responses to each comment appear immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

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Prospectus Cover Page

1. Please revise your disclosure to clarify, if correct, that all Series C Convertible Preferred Stock and 9.5% Convertible Promissory Notes are outstanding. We note your disclosure that there securities “were issued or are issuable to the selling stockholders in a private placement with us.” The use of the words “or are issuable” suggests that not all of these securities are outstanding.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to reflect the clarification that all of the Series C Convertible Preferred Stock and the Convertible Promissory Notes are outstanding. Please see the prospectus cover page.

The Company, page 2

2. Please revise your disclosure to describe the conversion terms of the convertible securities issued in the private placement. As currently drafted, you only disclose that the Series C Preferred and the Convertible Notes are convertible based on a conversion price set forth in the Certificate of Designation and the Convertible Notes, respectively.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include a description of the conversion terms. Please see page 3.

Selling Stockholders, page 4

3. It is unclear how you calculated the numbers appearing in your selling stockholder table. For example, your disclosure indicates that the JED Family Trust did not beneficially own any shares prior to this offering, but you are offering 28,571 shares for JED’s account. It seems that JED would have had to beneficially own the shares prior to you offering the shares on JED’s account. Also, your disclosure indicates that, after completion of the offering, JED will continue to beneficially own all 28,571 shares. It seems that if you are offering all 28,571 shares that JED beneficially owns, then after the completion of the offering JED would not own any shares.

Please revise your selling stockholder table or clarify how you calculated the numbers currently disclosed.

In response to the Staff’s comment, the Company has revised the selling shareholders table in Amendment No. 1. Please see page 4 for the revised table.

* * * *

     In connection with this response letter and the revisions to the Information Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me at (212) 801-6752.

                                   Very truly yours,

                                   /s/ Andrew H. Abramowitz

                                   Andrew H. Abramowitz

cc:     Mr. Sebastian Gomez Abero

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